UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.)*

Star Bulk Carriers Corp.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y8162K121
(CUSIP Number)

Richard Ting
General Counsel & Managing Director
Oaktree Capital Management, L.P.
333 S. Grand Avenue, 28th Floor
Los Angeles, CA 90071
(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*
information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1	NAMES OF REPORTING PERSONS
OCM Opps EB Holdings, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,880,115

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,880,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,880,115

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.44%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated assuming 117,818,891 shares of Issuer common stock (“Common Shares”) outstanding based upon (i) 84,016,892 Common Shares outstanding as of December 31, 2023, as reported on the Issuer’s Form 20-F filed on March 13, 2024 (the “Form 20-F”), as increased by (ii) 33,801,999 Common Shares that were expected to be issued in connection with the Merger (as described and defined in Item 4 herein), as reported in the Issuer’s Prospectus filed February 12, 2024 (the “Prospectus”).

Item 1.	Security and Issuer

This statement of beneficial ownership on Schedule 13D relates to the Common Shares of Star Bulk Carriers Corp., a Republic of the Marshall Islands corporation (the “Issuer”) and shall further be deemed to be an amendment and exit filing of the Schedule 13G filed by the Reporting Person regarding common shares of Eagle Bulk Shipping Inc. (“Eagle Bulk”), which were exchanged for the securities reported herein pursuant to the Merger (as defined and described in Item 4) pursuant to which Eagle Bulk became a wholly-owned subsidiary of the Issuer.

The address of the principal executive offices of the Issuer is c/o Star Bulk Management Inc., 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece.

Item 2.	Identity and Background

(a)-(c), (f)
This Schedule 13D is filed by OCM Opps EB Holdings, Ltd. (“EB Holdings”), referred to herein as the “Reporting Person.”

The principal business of the EB Holdings is operations as private investment funds and related separate accounts and holdings companies. The principal business address of EB Holdings is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(d)-(e)
During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

As described in Item 4 below, on April 9, 2024, EB Holdings received 2,880,115 Common Shares and 5,745,000 convertible notes (“Convertible Notes”) in connection with the Merger (as defined and described in Item 4) in exchange for their holdings in Eagle Bulk.

Item 4.	Purpose of Transaction.

On April 9, 2024, as disclosed in the Issuer’s Form 6-K filed with the SEC on April 9, 2024, the Issuer participated in a merger with Eagle Bulk, pursuant to which Eagle Bulk became a wholly owned subsidiary of Star Bulk (the “Merger”). As a result of the Merger, each share of Eagle Bulk common stock was exchanged for 2.6211 Issuer Common Shares.

The Reporting Person will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional Common Shares will be acquired by the Reporting Person or by other affiliated investment funds or accounts or whether the Reporting Person or any such other affiliated investment funds or accounts will dispose of Common Shares.  At any time, additional Common Shares may be acquired or some or all of the Common Shares beneficially owned by the Reporting Person may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Other than as described in this Schedule 13D, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D.  However, as part of its ongoing evaluation of its investment, the Reporting Person may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Person may hold discussions with or make formal proposals to management or the Issuer’s board, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

(a), (b) and (c)
The information contained on the cover pages of this Schedule 13D and the information set forth in Item 4 of this Schedule 13D are incorporated herein by reference.

The Reporting Person directly holds 2,880,115 Common Shares, representing approximately 2.44% of the Common Shares outstanding as of the date hereof. All such ownership percentages of the securities reported herein are calculated assuming 117,818,891 Common Shares outstanding based upon (i) 84,016,892 Common Shares outstanding as of December 31, 2023, as reported on the Form 20-F, as increased by (ii) 33,801,999 Common Shares that were expected to be issued in connection with the Merger, as reported on the Prospectus.

In addition to the reported Common Shares, the Reporting Person directly holds 5,745,000 Convertible Notes which, if fully converted would relate to 475,895 Common Shares. Upon conversion, the Issuer may elect to settle in cash or shares and, accordingly, the Convertible Notes do not represent a right to acquire, or beneficial ownership of, any Common Shares.

The 2,880,115 reported Common Shares are held directly by EB Holdings. Brookfield Oaktree Holdings, LLC (“BOH”) is the indirect manager of EB Holdings, Oaktree Capital Group Holdings GP, LLC (“OCGH GP”) is an indirect owner of BOH, Brookfield Corporation (“Brookfield”) is an indirect owner of BOH, and BAM Partners Trust (“BAM Trust”) is the sole owner of the Class B Limited Voting Shares of Brookfield; as a result of the foregoing relationships, each of BOH, OCGH GP, Brookfield, and BAM Trust (the “Indirect Holders”) may be deemed to beneficially own the securities held directly by EB Holdings. In addition, each of the Indirect Holders may also be deemed to hold 6,107,983 Common Shares separately reported on a Schedule 13D filed on December 5, 2023, and therefore, as a result of the Merger, may be deemed to beneficially own an aggregate 8,988,098 Common Shares, constituting an ownership percentage after giving effect to the Merger, of 7.63%.

With respect to the Common Shares reported herein, the Reporting Person and the Indirect Holders may each be deemed to have shared voting and dispositive power or the shared power to direct the vote and disposition. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person or any of the Indirect Holders that it is the beneficial owner of any of the Common Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Indirect Holders.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2024

OCM OPPS EB HOLDINGS, LTD.

	By:	Oaktree Fund GP I, L.P.
	Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory